200 West Cypress Creek Road, Suite 220

Fort Lauderdale, FL 33309

May 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Donald Field

Erin Jaskot

Re:	BurgerFi International, Inc.

Registration Statement on Form S-3, as amended (Registration No. 333-262008)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, filed January 5, 2022, as amended by the Pre-Effective Amendment No. 1 thereto, filed April 27, 2022 (File No. 333-262008) (the “Registration Statement”), of BurgerFi International, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 4, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Holland & Knight LLP, by calling Shane Segarra at (305) 789-7568.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the offer and sale of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Shane Segarra of Holland & Knight LLP at the number set forth above.

Thank you for your assistance.

Very truly yours, BURGERFI INTERNATIONAL, INC.

By:	/s/ Stefan K. Schnopp
Name:	Stefan K. Schnopp
Title:	Chief Legal Officer and Corporate Secretary